Exhibit (d)(1)

Investment Advisory Agreement
Calvert Asset Management Company, Inc.
Calvert World Values Fund, Inc.

Addendum to Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert World Values Fund, Inc. ("CWVF") dated March 1, 1999, with respect to Calvert International Opportunities Fund (the "Fund"), the Advisor is entitled to receive from the Fund an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert International Opportunities Fund:                          0.80%

Date: May 31, 2007